Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2015

Restructuring

During the first quarter of 2015, the Company recorded pre-tax charges of $2.3 million as part of the restructuring and growth plan it announced on October 29, 2014 relating to activities associated with discontinued products, which decreased revenue by $1.0 million and increased cost of revenue by $1.3 million.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended March 31, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$91,344	$(1,000)	$90,344
Cost of revenue	43,580	1,313	44,893
Gross profit	47,764	(2,313)	45,451
Operating income	3,662	(2,313)	1,349
Net income for the period	$8,360	$(2,313)	$6,047
Net income per share
Basic and diluted (in USD)	0.40	(0.11)	0.29

Revenue

First quarter revenue before the impact of the restructuring decreased 22.7% to $91.3 million from $118.2 million in the first quarter 2014. The decrease resulted primary from the impact of changes in foreign currency exchange rates of $13.4 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 18%, the Australian Dollar/U.S. Dollar by 12% and the Swedish Krona/U.S. Dollar by 23% versus the same period last year.

Geographical Revenue Breakdown
Adjusted Revenue	Three Months Ended
	March 31, 2014	March 31, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$62.5	$54.6	$(7.9)	(13%)
The Americas	34.8	22.8	(12.0)	(34%)
Asia-Pacific	11.9	9.0	(2.9)	(25%)
Central & Eastern Europe, Middle East, Africa	9.0	4.9	(4.1)	(45%)
Total	$118.2	$91.3	$(26.9)	(23%)

Excluding the foreign currency impact and at first quarter, 2014 average exchange rates, the adjusted revenue comparison would have been as follows:

Geographical Revenue Breakdown – currency neutral
Adjusted Revenue	Three Months Ended
	March 31, 2014	March 31, 2015 – at Q1-2014 rates	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$62.5	$65.8	$3.3	5%
The Americas	34.8	23.2	(11.6)	(33%)
Asia-Pacific	11.9	10.0	(1.9)	(15%)
Central & Eastern Europe, Middle East, Africa	9.0	5.7	(3.3)	(37%)
Total	$118.2	$104.7	$(13.5)	(11%)

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The following table sets forth each region’s contribution to total adjusted revenue and a comparison with the first quarter 2014
(in percentage):

Region	Portion of the adjusted revenue in three months ended
	March 31, 2014	March 31, 2015
The Americas	29.4%	25.0%
Western Europe	52.9%	59.8%
Asia-Pacific	10.1%	9.8%
Central & Eastern Europe, Middle East & Africa	7.6%	5.4%
Total	100.0%	100.0%

The Americas revenue decrease was mainly due to lower demand for sparkling water makers and flavors in the U.S., partially due to product transition as part of the growth plan. The decrease in Western Europe revenue was mainly due to the impact of foreign exchange rates. Excluding the foreign exchange impact, Western Europe revenue increased approximately 5% due to increased sales in Germany and Austria partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to foreign exchange impact and decrease in sell-in in Australia resulting from inventory downsizing by retailers. The decrease in CEMEA revenue was due to lower sales in Czech Republic and Israel.

Sparkling water maker unit sales decreased 14% to 518,000 from 604,000 in the same period in 2014 mainly due to the decrease in sales in the U.S and France partially offset by an increase in Germany and Austria. CO2 refill unit sales increased 4% to 6,046,000 and flavor unit sales decreased 41% to 4,922,000.

Gross Margin

Gross margin for the first quarter 2015 (before the impact of restructuring costs) was 52.3% compared to 52.3% for the same period in 2014. First quarter 2015 gross margin was positively impacted primarily by higher share of CO2 refills in product mix partially offset by unfavorable changes in foreign currency exchange rates.

Sales and Marketing

Sales and marketing expenses for the first quarter 2015 totaled $32.5 million, or 35.5% of adjusted revenue, compared to $46.1 million, or 39.0% for the comparable period in the prior year. The decrease was primarily attributable to lower advertising and promotions expense, mainly in the U.S., which decreased by 63% compared to the first quarter 2014, and lower distribution costs due to the lower sales volume. Selling and marketing expenses also benefited from changes in foreign currency exchange rates (mainly the weakening of the Euro/U.S. Dollar exchange rate by 18% and the Israeli Shekel/U.S. Dollar exchange rate by 12%).

Selling expenses within sales and marketing amounted to $19.9 million, or 21.8% of adjusted revenue, compared to $24.8 million or 20.9% of revenue in the first quarter 2014. Advertising and promotion expenses decreased $8.8 million to $12.6 million, or 13.8% of revenue in the quarter, compared to $21.4 million or 18.1% of revenue in the first quarter 2014.

General and Administrative

General and administrative expenses for the first quarter 2015 were $11.6 million, or 12.7% of adjusted revenue, compared to $13.4 million, or 11.3% of revenue in the first quarter 2014. The decrease was mainly due to lower share-based payment expenses.

Operating Income

Operating income (before the impact of restructuring costs) increased 56.2% to $3.7 million, or 4.0% of adjusted revenue, compared to $2.3 million, or 2.0% of revenue, in the first quarter 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $2.6 million.

Tax Expense

Tax expense was $1.0 million with an effective tax rate of 13.8%, compared to $0.3 million with an effective tax rate of 16.4% in the first quarter 2014.

Net Income

First quarter 2015 net income on an IFRS basis was $6.0 million, or $0.29 per share, based on 21.1 million weighted shares outstanding compared to net income on IFRS basis of $1.8 million, or $0.08 per share, based on 21.3 million weighted shares outstanding in the first quarter 2014.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of $13.4 million mainly due to a 17.9% weakening in the Euro exchange rate and 12.4% weakening in the Australian dollar exchange rate, in each case, against the U.S. dollar compared to their average rates in the first quarter of 2014. Conversely, FX had a positive impact on cost of revenue and operating expenses as during the first quarter 2015, approximately 75% of costs and expenses were denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which decreased in value by 11.7% against the U.S. dollar compared to its average rate in the same period in 2014. As a result, FX had an overall net negative impact of approximately $2.6 million on operating income.

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Financial income on a net basis was $5.7 million compared to financial expense of $0.2 million in the same period in 2014. Financial income during the period was due primarily to profit from the reduction in the value of Euro denominated bank loans and profit from currency hedging transactions.

Balance Sheet

As of March 31, 2015, the Company had cash and cash equivalents and bank deposits of $40.6 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investments in the Company’s new production facility. As of March 31, 2015, the Company had $45.8 million of bank debt mainly for financing the investment in the new production facility, compared to $43.9 million of bank debt as of December 31, 2014.

Working capital at March 31, 2015, after the impact of the restructuring decreased 3.0% to $154.1 million compared to $158.8 million at December 31, 2014. Inventories at March 31, 2015 decreased 4.4% to $132.3 million compared to $138.4 million at December 31, 2014.

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